UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Third Quarter Results Release, dated November 2, 2026	3

2.	Q3 2026 Results Presentation	7

Q3 2026 Financial Results

Grifols increases revenue by 8.4% to EUR 2,040 million and grows net profit by 28% to EUR 162m in Q3’26

●	Revenue for the first nine months of 2026 reached EUR 5,614 million, up 4.6% at constant currency (cc), driven by growth in Biopharma

●	Adjusted EBITDA for the first nine months reached EUR 1,392 million, up 5.0% cc, with a margin of 24.8%. In the third quarter, adjusted EBITDA totaled EUR 538 million, with a margin of 26.4%

●	The company’s net profit reached EUR 162 million in the third quarter, bringing year-to-date net profit through September to EUR 390 million, an increase of 28.4%

●	Free cash flow pre-M&A pre-dividends improved by EUR 110 million year-over-year to EUR 298 million, including EUR 208 million in the third quarter

●	The net leverage ratio declined to 3.98x, compared with 4.2x in the same period of 2025, while liquidity increased to EUR 2,140 million

●	Grifols remains on track to meet its 2026 guidance

●	Grifols Egypt is on track to collect approximately one million liters of plasma in 2026

Barcelona, Spain, November 2, 2026 – Grifols (MCE:GRF, MCE:GRF.P, NASDAQ:GRFS), a global healthcare company and leading producer of plasma-derived medicines, today reported its financial results for the third quarter of 2026, reflecting continued growth in Biopharma, improved margins and profitability, strong cash generation, and a reduction in leverage.

Revenue in the third quarter of 2026 reached EUR 2,040 million, up 8.4% year-over-year on a constant-currency (cc) basis, primarily driven by growth in the Biopharma business. This brought revenue for the first nine months of the year to EUR 5,614 million, an increase of 4.6% cc. Adjusted EBITDA grew 9.8% cc to EUR 538 million, with a margin of 26.4%, bringing year-to-date adjusted EBITDA through September to EUR 1,392 million, up 5.0% cc, with a margin of 24.8%, 30 basis points higher than in the same period of 2025.

Grifols’ net profit in the third quarter increased 27.9% compared with the prior-year quarter to EUR 162 million, bringing year-to-date net profit for the first nine months of the year to EUR 390 million, an increase of 28.4%. Free cash flow pre-M&A reached EUR 208 million in the quarter, bringing the total for the first nine months of the year to EUR 298 million, EUR 110 million higher than a year earlier.

Improved margins and profitability reflect a combination of volume growth, a significant increase in subcutaneous immunoglobulins, and optimization of our plasma network. These factors were complemented by greater operating efficiency, supported by disciplined expense management, helping offset pressure in the albumin business in China.

Grifols remains focused on strengthening free cash flow generation, reducing leverage, and improving financial flexibility. As of the end of September 2026, the net leverage ratio declined further to 3.98x, compared with 4.2x in the same period of 2025 and 5.1x in September 2024, reflecting the company’s ongoing efforts to gradually reduce leverage. Liquidity increased to EUR 2,140 million.

Following the completion of the refinancing of its 2027 obligations, Grifols faces no significant maturities until the fourth quarter of 2028, further strengthening its financial flexibility.

Nacho Abia, CEO of Grifols, said: “The third-quarter results reflect continued execution of our plan, with growth in our core franchises translating into improving profitability and cash generation. Beyond the quarterly performance, we are making progress on strategic initiatives that will strengthen our global plasma sourcing model and improve our cost structure over time. Our focus remains on delivering our commitments and building a more competitive Grifols for the long term.”

Rahul Srinivasan, CFO of Grifols, added: “We continue to make tangible progress on our key priorities: responsible profit growth, disciplined cost management, margin improvement, deleveraging progress and free cash flow generation – resulting in a stronger balance sheet and very strong liquidity.”

Biopharma performance drives third-quarter results

Biopharma remains Grifols’ primary growth driver, supported by strong demand for immunoglobulins in its key markets and contributions from the alpha-1 and specialty proteins franchises. During the first nine months of the year, Biopharma revenue increased 7.1% at constant currency, with growth accelerating to 10.3% cc in the third quarter.

The immunoglobulin franchise continues to be Grifols’ main growth driver, with revenue increasing 11.3% cc in the third quarter and 12.3% cc year-to-date through September, supported by broad-based, recurring demand in its key markets. In the United States, established use in indications such as primary and secondary immunodeficiencies and CIDP (chronic inflammatory demyelinating polyneuropathy) continues to support strong demand, alongside new growth opportunities arising from research into additional indications and routes of administration. Intravenous immunoglobulins (IVIG) grew 11.4% cc during the first nine months of the year, while subcutaneous immunoglobulins (SCIG) increased 25.6% cc, including significant growth of 40.3% cc in the third quarter. This positive trend increases the contribution of higher-value-added products and supports an improved sales mix.

Albumin revenue declined 13.2% cc in the third quarter, bringing the year-to-date decline through September to 13.9%, primarily due to conditions in the Chinese market, where regulatory factors and high inventory levels continue to weigh on sales. Grifols is advancing the diversification and optimization of its commercial channels, alongside its local partner, Shanghai RAAS. Sales through Tier 2 hospitals and retail pharmacies have increased their combined share by approximately five percentage points compared with 2025, reflecting progress in broadening the company’s market reach. In parallel, the company continues to develop commercial opportunities outside China to geographically diversify sales across this franchise. We continue to believe in the long-term potential of the China albumin market.

The Alpha-1 and specialty proteins franchise grew 18.2% cc in the third quarter, supported by strong performance from rabies-related products. For the first nine months of the year, cumulative growth reached 4.6% cc.

Grifols continues to increase diagnosis rates among patients with Alpha-1 antitrypsin deficiency, a condition that remains significantly underdiagnosed. Through its partnership with Alpha-Detect, the company has already screened more than 1.5 million people. In parallel, the company is advancing its Phase 3 SPARTA study, which evaluates the efficacy of Alpha-1 antitrypsin in patients with emphysema. Topline results are expected by the end of the fourth quarter of 2026. Additionally, the Alpha-1 SubQ 15% program is currently in Phase 3 development and is designed to offer patients greater flexibility and convenience through subcutaneous administration.

Grifols advances plasma collection expansion in Egypt, strengthening global supply diversification

Grifols continues to advance Egypt’s self-sufficiency project through a public-private partnership with the Egyptian government. The company currently operates 18 plasma centers and expects to increase this number to 20 by the first quarter of 2027, while the logistic center is also operational. Grifols Egypt is on track to collect approximately one million liters of plasma in 2026 and progresses toward its goal of collecting up to three million liters of plasma annually by 2029. Following the game-changing EMA approval of Egyptian source plasma, it will be possible to better align plasma collection costs with the conditions of each market, optimize the global supply network, and strengthen Grifols long-term resilience. Grifols expects Egypt to account for approximately 50% of the plasma it collects outside the United States by 2029.

Grifols 2026 guidance

Grifols confirms its guidance for the full year 2026 following a first nine months performance in line with expectations.

Alternative Performance Measures (APMs)

This document contains the following Alternative Performance Measures (APMs): Consolidated EBITDA Reported, Consolidated EBITDA Adjusted, Leverage Ratio as per the Credit Facility, Net Debt as per the Credit Facility, Free Cash Flow, Working Capital, and non-recurring items. For further details on the definition, explanation on the use, and reconciliation of APMs, please see the Appendix of the Presentation as well as the “Alternative Performance Measures” document from Grifols website www.grifols.com/en/investors.

CONFERENCE CALL

Grifols will host a conference call today, 2nd November 2026, at 6:30pm CET / 12:30pm EST to discuss its financial results for the Q3 of 2026. To view and listen to the webcast and view the presentation, click on Q3-2026 Results or visit the website www.grifols.com/en/investors. Participants are advised to register in advance of the conference call.

About Grifols

Grifols is a global healthcare company founded in Barcelona in 1909 committed to improving the health and well-being of people around the world. A leader in essential plasma-derived medicines and transfusion medicine, the company develops, produces and provides innovative healthcare services and solutions in more than 110 countries.

Patient needs and Grifols’ ever-growing knowledge of many chronic, rare and prevalent conditions, at times life-threatening, drive the company’s innovation in both plasma and other biopharmaceuticals to enhance quality of life. Grifols focuses on treating conditions centered on six core therapeutic areas: immunology, neurology, pulmonology, hematology, hepatology and intensive care.

A pioneer in the plasma industry, Grifols continues to grow its network of donation centers, the world’s most diversified with more than 400 across North America, Europe, Africa and the Middle East, and China.

As a recognized leader in transfusion medicine, Grifols offers a comprehensive portfolio of solutions designed to enhance safety from donation to transfusion, in addition to clinical diagnostic technologies. It provides high-quality biological supplies for life-science research, clinical trials and for manufacturing pharmaceutical and diagnostic products. The company also supplies tools, information and services that enable hospitals, pharmacies and healthcare professionals to efficiently deliver expert medical care.

Grifols, with more than 25,000 employees in more than 30 countries and regions, is committed to a sustainable business model that sets the standard for continuous innovation, quality, safety and ethical leadership.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the IBEX-35 (MCE:GRF). Grifols non- voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ through ADRs (NASDAQ:GRFS).

For more information about Grifols, please visit www.grifols.com.

MEDIA CONTACTS:

Grifols Press Office

media@grifols.com

Phone: +34 93 571 00 02

INVESTORS:

Investor Relations & Sustainability

investors@grifols.com – inversores@grifols.com

sustainability@grifols.com – sostenibilidad@grifols.com

Phone: +34 93 571 02 21

LEGAL DISCLAIMER

The facts and figures contained in this report that do not refer to historical data are ‘projections and future hypotheses’. Words and expressions such as ‘believe’, ‘expect’, ‘anticipate’, ‘predict’, ‘hope’, ‘intend’, ‘should’, ‘will try to achieve’, ‘is estimated’, ‘future’ and similar expressions, insofar as they refer to the Grifols group, are used to identify future projections and hypotheses. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a series of factors that mean that the real results may be materially different. The future results of the Grifols group could be affected by events related to its own activities, such as shortages of supplies of raw materials for the manufacture of its products, the appearance on the market of competing products, or changes in the regulatory framework of the markets in which it operates, among others. At the date of preparation of this report, the Grifols group has adopted the necessary measures to mitigate the foreseeable impact of these events. Grifols, S.A. assumes no obligation to publicly report, revise or update the projections or future hypotheses to adapt them to facts or circumstances after the date of writing of this report, except when expressly required by applicable legislation. This document does not constitute an offer or invitation to purchase or subscribe shares in accordance with the provisions of Law 6/2023, of 17 March, on the Securities Markets and Investment Services, and any regulations implementing said legislation. Furthermore, this document does not constitute an offer to purchase, sell or exchange, or a solicitation of an offer to purchase, sell or exchange any securities, or a solicitation of any vote or approval in any other jurisdiction. The information contained in this document has not been verified or revised by the external auditors of the Grifols group.

Q3 2026 Results - 1 - Q3 2026 Results November 2, 2026

Q3 2026 Results - 2 - Legal Disclaimer Important Information This presentation does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC (as amended and restated from time to time), the Spanish Securities Market and Investment Services Law (Law 6/2023, of 17 March, as amended and restated from time to time) and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction. This information has not been audited. Forward-Looking Statements This presentation contains forward-looking information and statements about Grifols based on current assumptions and forecasts made by Grifols management, including pro forma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential”, “estimates” and similar expressions. Although Grifols believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Grifols. Alternative Performance Measures (APMs) This document and any related conference call or webcast (including a Q&A session) contain, in addition to the financial information prepared in accordance with IFRS, alternative performance measures (‘APMs’) as defined in the guidelines issued by the European Securities and Markets Authority (‘ESMA’) on October 5, 2015. APMs are used by Grifols’ management to evaluate the group’s financial performance, cash flows or financial position in making operational and strategic decisions for the group and therefore are useful information for investors and other stakeholders. Certain key APMs form part of executive directors, management and employees’ remuneration targets. APMs are prepared on a consistent basis for the periods presented in this document. They should be considered in addition to IFRS measurements, may differ from definitions given by regulatory bodies relevant to the group and to similarly titled measures presented by other companies. They have not been audited, reviewed or verified by the external auditor of Grifols. For further details on the definition, use, and reconciliation of APMs, please see the appendix as well as the “Alternative performance measures” document from our website www.grifols.com/en/investors.

Q3 2026 Results - 3 - Agenda 01 Business Update 02 Q3’26 Financial Performance 03 Final Remarks 04 Annex

Q3 2026 Results - 4 - Nacho Abia Chief Executive Officer (CEO) Continued Delivery on Our Value Creation Priorities

Q3'26 Business Update | Q3'26 Financial Performance | Final Remarks | Annex

Strong Business Performance and Disciplined Execution Drive Strategic and Financial Progress

	9M'26 *vs PY*	Q3'26 *vs PY*
Revenues	**€5,614m** *+4.6% cc[1]*	**€2,040m** *+8.4% cc*
Adjusted EBITDA and margin	**€1,392m** *+5.0% cc* **24.8%** *+30 bps*	**€538m** *+9.8% cc* **26.4%** *+60 bps*
FCF pre-M&A[2]	**€298m** *+€110m*	**€208m** *+€5m*
Leverage ratio[3]	**3.98x** *-0.2x*	

- Strong Biopharma performance, led by IG and Alpha-1 & Specialty Proteins
- Continued margin progression, improving cash conversion and deleveraging
- Progress across key strategic initiatives
- Phased resumption of plasma collection in Canada
- Continuing assessment of potential US Biopharma IPO
- On track to deliver FY'26 guidance
- Announced an interim dividend of €0.15 per share

[1] Constant currency (cc), excluding exchange rate fluctuations over the period. See Annex for reconciliations; [2] FCF definition and reconciliation to the Cash Flow Statement in slides 25 and 26 in the Annex; [3] Leverage ratio defined as per the Credit Agreement in slide 29 in the Annex.

Q3 2026 Results - 5 - GRIFOLS

Q3'26 Business Update | Q3'26 Financial Performance | Final Remarks | Annex

IG Continues to Drive Growth, with Strong Contribution From Alpha-1 & Specialty Proteins, Amid Albumin Headwind

Biopharma (growth at cc)	9M'26	Q3'26	Drivers
IG	+12.3%	+11.3%	• Continued demand growth across PIDD[1], SID[2], CIDP[3] in the U.S. and globally • Solid SCIG growth driven by good commercial execution and share capture towards IVIG levels
Intravenous IG	+11.4%	+9.2%	
Subcutaneous IG	+25.6%	+40.3%	
Albumin	-13.9%	-13.2%	• China regulatory and channel dynamics continue to weigh on albumin performance • Channel inventory remains elevated
Alpha-1 & Specialty Proteins	+4.6%	+18.2%	• Solid contribution from Alpha-1 and Specialty Proteins, including double-digit Rabies growth in Q3'26
Total Biopharma	+7.1%	+10.3%	

Note: All figures are presented at constant currency (cc), excluding exchange rate fluctuations over the period. Note: [1]PIDD: Primary Immunodeficiency Disease; [2]SID: Secondary Immunodeficiency; [3]CIDP: Chronic Inflammatory Demyelinating Polyneuropathy

Q3 2026 Results - 6 - GRIFOLS

Q3'26 Business Update | Q3'26 Financial Performance | Final Remarks | Annex

IG's Broad Therapeutic Benefits Underpin Growing Demand Across Multiple Key Conditions

U.S. IG market by condition and Grifols pull-through growth

IG market by condition



■ PIDD ■ SID ■ CIDP ■ Others

Source: Industry-wide data combining PPTA, data on file and Grifols internal data.

Grifols pull-through growth by condition

	CAGR 2024–H1'26
PIDD[1]	HSD[4]
SID[2]	DD[5]
CIDP[3]	MSD[6]/HSD

Demand Drivers

- Patient population growth through increased diagnosis rates across core IG therapeutic areas
- Increased treatment of diagnosed patient populations where IG is the standard of care
- Improved grams per treated patient through provider education on dose optimization, frequency, and duration
- Lifecycle management to expand indications and introduce new formulations

Note: [1]PIDD: Primary Immunodeficiency Disease; [2]SID: Secondary Immunodeficiency; [3]CIDP: Chronic Inflammatory Demyelinating Polyneuropathy
[4]HSD: High single-digit [5]DD: Double-digit [6]MSD: Mid single-digit

Q3 2026 Results - 7 - GRIFOLS

Q3'26 Business Update | Q3'26 Financial Performance | Final Remarks | Annex

Albumin Performance Remains Impacted by China Channel Dynamics

Current market dynamics in China

Market size
China remains the world's largest albumin market, with **~700m grams** in 2025

Regulatory environment
China instituted restrictions on albumin prescribing, negatively **rebasing market volumes**

Inventories
Channel inventory remains at **elevated levels**, weighing on sell-in volume recovery and pricing

Strategy in China

- Leverage local strategic partnership with **Shanghai RAAS**
- Expand commercial reach across **tier II hospitals** and **retail pharmacies**
- Continue driving **disease awareness** and evidence generation through our **Medical teams**
- Increase **marketing activities** and **local engagement**

Strategy ex-China

- Increase sales efforts in geographies with attractive price structures
- Focus on launching differentiated product formats (**Albutein FlexBag**)
- Disseminate **PRECIOSA** evidence to support long-term albumin use in cirrhosis
- Drive **cross-selling** with other portfolio products

Q3 2026 Results - 8 - GRIFOLS

Q3'26 Business Update | Q3'26 Financial Performance | Final Remarks | Annex

Significant Untapped Alpha-1 Opportunity Supported by Innovation and Increased Screening

An underdiagnosed market


Diagnosed patients
~10-15%
~230k patients
~85-90%
Not diagnosed patients

Potential to unlock growth through improved AATD awareness and diagnosis

Innovation

SPARTA

- Last patient, last visit August'26; top-line results on track by year-end 2026
- Trial designed to test efficacy through CT – measured lung density preservation over 3 years at standard and double dosing

Alpha-1 SubQ 15%

- Designed to demonstrate non-inferior pharmacokinetics, safety and tolerability

Diagnosis ALPHA DETECT

- Partnership focused on improving diagnosis rates of AATD
- More than 1.5m people tested by Grifols
- Cost-efficient way to develop the untapped Alpha-1 market

Q3 2026 Results - 9 - GRIFOLS

Q3'26 Business Update | Q3'26 Financial Performance | Final Remarks | Annex

Egypt Continues to Scale With Attractive Economics

Overview

Strategic partnership
Grifols Egypt supports the country's plasma self-sufficiency through a fully integrated plasma platform

European regulatory approval
European approval enables Egyptian plasma to supply international markets and become part of Grifols' global sourcing network

Scale & global optimization
Egypt plasma is expected to scale to ~3 million liters by 2029. plasma supply by 2029, enabling further optimization of the U.S. collection network

Attractive economics
Structurally attractive plasma collection economics, supporting further margin improvement as volumes continue to scale

2026 Key operational progress

Plasma Collections Evolution
(30-day moving average)


Base:100
~1m liters
jul-25
aug-25
sep-25
oct-25
nov-25
dec-25
jan-26
feb-26
mar-26
apr-26
may-26
jun-26
jul-26
aug-26
sep-26
oct-26e
nov-26e
dec-26e

- ~1 million liters of plasma
- 18 plasma centers, growing to 20 by early 2027
- Plasma Logistics Center operational
- Continued build-out of Egypt's integrated plasma ecosystem

Q3 2026 Results - 10 - GRIFOLS

Q3 2026 Results - 11 - Rahul Srinivasan Chief Financial Officer (CFO) Q3’26 Financial Performance

Q3 2026 Results - 12 - Financial Highlights (in million EUR except %) Var vs. PY H1’26 Var vs. PY NET REVENUE 2,040m +8.4%cc 5,614m 5,542m +4.6% cc GROSS MARGIN 807m +8.6%cc 2,132m 2,172m +0.4% cc Margin 39.6% 38.0% 39.2% FY’25: 38.0% ADJUSTED EBITDA 538m +9.8%cc 1,392m 1,358m +5.0% cc Margin 26.4% +60 bps 24.8% 24.5% +30 bps GROUP PROFIT 162m +27.9% 390m 304m +28.4% FREE CASH FLOW pre-M&A1 208m +5m 298m 188m +110m LEVERAGE RATIO2 Total net LR 3.98x 4.2x Net secured LR 2.5x 2.6x LIQUIDITY 2,140m3 1,475m4 Q3’26 Avg EURUSD @1.15 9M’26 Avg EURUSD @1.16 9M’25 Avg EURUSD @1.10 9M’26 Var. vs PY Note: When specified, figures presented at constant currency (cc), excluding exchange rate fluctuations over the period. See Annex for reconciliations. 1 FCF definition and reconciliation to the Cash Flow Statement in slides 25 and 26 in the Annex. 2 Leverage ratio defined as per the Credit Agreement in slide 29 in the Annex. 3 Reported liquidity for 9M’26: cash and cash equivalents of €486m + unused credit facilities €1,653m. 4 Reported liquidity for 9M’25: cash and cash equivalents of €621m + unused credit facilities €1,218m - unused RCF facilities maturing in Nov.’25 c€364m. Q3’26 Business Update Q3’26 Financial Performance Final Remarks Annex Reported Var. Vs PY - 12 -

Q3'26 Business Update | Q3'26 Financial Performance | Final Remarks | Annex

Biopharma Continues to Drive Group Revenue Growth

Revenues
(in million EUR except for growth)


+4.6% cc
5,542
+7.1% cc
-7.0% cc
5,794
-180
-3.1%
5,614
9M'25
Biopharma
Diagnostic
Bio Supplies & Others
9M'26 at cc
FX
9M'26

Biopharma

- Strong IG YTD growth
- IG supported by continued underlying demand, favorable product mix and the U.S. launch of Biotest Yimmugo
- Albumin remains impacted by China regulatory and channel dynamics
- Alpha-1 & Specialty Proteins progress
- Higher Q3 weighting within H2 phasing

Diagnostic

- Revenue impacted by the termination of the joint business with QuidelOrtho. Underlying LFL +2.3% YTD
- Ongoing portfolio repositioning focused on higher-value opportunities and improved profitability

Note: Percentage rates are presented at constant currency (cc), excluding exchange rate fluctuations over the period. See Annex for reconciliations.

Q3 2026 Results - 13 - GRIFOLS

Q3'26 Business Update | Q3'26 Financial Performance | Final Remarks | Annex

Volume Growth, Product Mix and Disciplined Execution Drive Adj EBITDA Growth and Margin Improvement

Adjusted EBITDA
(in million EUR)


+60bps
25.8%
482
+9.8%cc
26.4%
538
Q3'25
Q3'26
+30bps
24.5%
1,358
+5.0%cc
24.8%
1,392
9M'25
9M'26

Key drivers

- Volume growth
- Favorable product mix
- Optimization of plasma sourcing and plasma collection costs
- Operational leverage and continued cost discipline
- FX headwinds for 9M'26

Non-cash adjustments

- Assessing potential impact in Q4 of capital allocation discipline on carrying value of some R&D projects that do not affect the go-forward EBITDA and FCF story

Note: All figures are presented at constant currency (cc), excluding exchange rate fluctuations over the period. See Annexes for reconciliations.

Q3 2026 Results - 14 - GRIFOLS

Q3 2026 Results - 15 - 37,6% 39,4% 40,2% Q3’26 Business Update Q3’26 Financial Performance Final Remarks Annex Adjusted EBITDA Margin Expansion Supported by Recovering Gross Margin and Opex Discipline • Continued progression despite Albumin headwinds • Supported by volume growth, favorable product mix and plasma cost optimization • Egypt EMA approved plasma benefits to scale over time • Sustained cost discipline • Operating leverage supports value-creating business investment 19.8% YTD’26 21,8% 20,0% 20,3% Q1'26 Q2'26 Q3'26 Operational Expenses Evolution (SG&A and R&D Expenses) Gross Margin Evolution (Gross Profit as a % of Revenues) 36,5% 37,6% 39,6% Q1'26 Q2'26 Q3'26 FY’25 YTD’26 Reported GM 38.0% 38.0% FY’25 YTD’26 Reported Opex 21.4% 20.6%

Q3 2026 Results - 16 - Operating Performance Supports Continued Improvement in FCF and Cash Conversion 1 FCF definition and reconciliation to the Cash Flow Statement in slide 26 in the Annex. Adjusted EBITDA to FCF reconciliation (in million EUR) • Cash conversion improved • Higher Adjusted EBITDA supporting FCF generation • Working capital reflects continued investments to support IG growth • Lower CAPEX, partly offset by higher IT and Diagnostic R&D investment • Cash interest expense remains broadly stable Adjusted EBITDA 1,392 1,358 +34 Inventories (213) (118) -95 Receivables (22) (131) +109 Payables 9 53 -44 Net working capital (226) (196) -30 CAPEX (222) (281) +59 IT and R&D (135) (109) -26 Taxes (94) (99) +5 Interests (332) (345) +13 Others (85) (140) +55 Free Cash Flow pre-M&A1 298 188 +110 Q3’26 Business Update Q3’26 Financial Performance Final Remarks Annex 9M’26 9M’25 Vs 9M’25

Q3 2026 Results - 17 - 5.5x 5.1x 4.6x 4.5x 4.2x 4.2x 4.2x 4.3x 4.2x 3.98x Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q1'26 Q2'26 Q3'26 704 1,860 1,675 1,414 1,475 1,678 1,573 2,030 2,140 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q1'26 Q2'26 Q3'26 Further Balance Sheet Strengthening Supports Financial Flexibility Net Leverage Evolution (Net Debt calculated as per the Credit Agreement Definition divided by LTM Adjusted EBITDA) Liquidity Position Evolution (Million €) x3 • Leverage below 4.0x reflects continued progress on our deleveraging commitment alongside supporting our capital allocation priorities • No significant maturities until Q4’28 Continued Deleveraging • Liquidity comfortably covers near- and medium-term funding requirements • Strong liquidity runway supports financial resilience through different market conditions Fortress Liquidity Position Q3’26 Business Update Q3’26 Financial Performance Final Remarks Annex -1.5x

Q3 2026 Results - 18 - Nacho Abia Chief Executive Officer (CEO) Final Remarks

Q3 2026 Results - 19 - Delivering on Our Strategic and Financial Priorities Profitable Growth • Converting revenue growth into sustainable profitability • Cost management and operating leverage supporting margin expansion Strategic Opportunities • Advancing Alpha-1 innovation and patient diagnosis initiatives • Repositioning Diagnostic to unlock growth and value creation Guidance 2026 • On track to deliver full-year guidance • Continued execution against value creation priorities Biopharma Momentum • Robust IG demand and favorable product mix • Positive contribution from Alpha-1 & Specialty Proteins Egypt Progress • Continued progress in scaling Egypt’s plasma platform • Optimizing global sourcing and plasma cost profile Cash Generation & Deleveraging • Improving free cash flow and cash conversion • Supporting continued deleveraging and greater financial flexibility Q3’26 Business Update Q3’26 Financial Performance Final Remarks Annex

Q3 2026 Results - 20 - Annex

Q3 2026 Results - 21 - Revenue | Q3 2026 Q3’26 Business Update Q3’26 Financial Performance Final Remarks Annex Q3 2026 Q3 2025 In millions of euros Reported At cc* Revenue by Business Unit 2,040 1,865 9.4% 8.4% Biopharma 1,803 1,620 11.3% 10.3% Diagnostic 147 147 (0.5%) (1.0%) Bio Supplies 46 39 18.5% 17.7% Others 44 60 (25.4%) (25.7%) Revenue by Country 2,040 1,865 9.4% 8.4% US + CANADA 1,264 1,069 18.2% 17.3% EU 408 395 3.3% 3.1% ROW 368 402 (8.3%) (9.9%) * Constant currency (cc) excludes exchange rate fluctuations over the period. % vs PY

Q3 2026 Results - 22 - Revenue | YTD 2026 Q3’26 Business Update Q3’26 Financial Performance Final Remarks Annex 2026 YTD 2025 YTD In millions of euros Reported At cc* Revenue by Business Unit 5,614 5,542 1.3% 4.6% Biopharma 4,951 4,773 3.7% 7.1% Diagnostic 431 479 (10.0%) (7.0%) Bio Supplies 96 108 (10.6%) (7.5%) Others 136 182 (25.3%) (24.5%) Revenue by Country 5,614 5,542 1.3% 4.6% US + CANADA 3,322 3,162 5.1% 10.1% EU 1,207 1,186 1.7% 1.8% ROW 1,086 1,194 (9.1%) (7.3%) * Constant currency (cc) excludes exchange rate fluctuations over the period. % vs PY

Q3'26 Business Update | Q3'26 Financial Performance | Final Remarks | **Annex**

P&L | Q3 2026

	Q3 2026			Q3 2025			% vs PY	
In millions of euros	Reported	One-offs	Reported excl. One-offs	Reported	One-offs	Reported excl. One-offs	Reported	Reported excl. One-offs
Net Revenue	**2,040**	**-**	**2,040**	**1,865**	**-**	**1,865**	**9.4%**	**9.4%**
Cost of Sales	(1,233)	12	(1,221)	(1,132)	18	(1,114)	8.9%	9.6%
Gross Margin	**807**	**12**	**819**	**734**	**18**	**752**	**10.0%**	**8.9%**
% Net revenue	*39.6%*	-	*40.1%*	*39.3%*	-	*40.3%*	-	-
R&D	(87)	-	(87)	(97)	-	(97)	(10.3%)	(10.3%)
SG&A	(326)	25	(301)	(285)	11	(274)	14.4%	9.9%
Operating Expenses	**(414)**	**25**	**(388)**	**(382)**	**11**	**(371)**	**(8.2%)**	**(4.7%)**
Other Income	-	-	-	0	-	0	(100%)	(100%)
Share of Results of Equity Accounted Investees - Core Activities	(2)	-	(2)	2	-	2	(204.7%)	(204.7%)
OPERATING RESULT (EBIT)	**392**	**37**	**429**	**354**	**29**	**383**	**10.6%**	**11.9%**
% Net revenue	*19.2%*	-	*21.0%*	*19.0%*	-	*20.5%*	-	-
Financial Result	(153)	-	(153)	(156)	-	(156)	(1.9%)	(1.9%)
PROFIT BEFORE TAX	**238**	**37**	**276**	**198**	**29**	**227**	**20.2%**	**21.6%**
% Net revenue	*11.7%*	-	*13.5%*	*10.6%*	-	*12.2%*	-	-
Income Tax Expense	(57)	(9)	(67)	(55)	(8)	(62)	3.6%	8.1%
% of pre-tax income	*24.1%*	-	*24.2%*	*27.6%*	-	*27.4%*	-	-
CONSOLIDATED PROFIT	**181**	**28**	**209**	**143**	**21**	**165**	**26.6%**	**26.7%**
Results Attributable to Non-Controlling Interests	(19)	(2)	(20)	(16)	(2)	(19)	18.8%	5.3%
GROUP PROFIT	**162**	**26**	**189**	**127**	**19**	**146**	**27.9%**	**29.5%**
% Net revenue	*8.0%*	-	*9.3%*	*6.8%*	-	*7.8%*	-	-

Q3 2026 Results - 23 - GRIFOLS

Q3'26 Business Update | Q3'26 Financial Performance | Final Remarks | **Annex**

P&L | 2026 YTD

	2026 YTD			2025 YTD			% vs PY	
In millions of euros	Reported	One-offs	Reported excl. One-offs	Reported	One-offs	Reported excl. One-offs	Reported	Reported excl. One-offs
Net Revenue	**5,614**	**-**	**5,614**	**5,542**	**-**	**5,542**	**1.3%**	**1.3%**
Cost of Sales	(3,483)	66	(3,417)	(3,370)	47	(3,324)	3.4%	2.8%
Gross Margin	**2,132**	**66**	**2,197**	**2,172**	**47**	**2,219**	**(1.8%)**	**(1.0%)**
% Net revenue	*38.0%*	-	*39.1%*	*39.2%*	-	*40.0%*	-	-
R&D	(263)	-	(263)	(289)	-	(289)	(9.0%)	(9.0%)
SG&A	(896)	46	(850)	(908)	26	(882)	(1.3%)	(3.6%)
Operating Expenses	**(1,159)**	**46**	**(1,113)**	**(1,197)**	**26**	**(1,171)**	**(3.2%)**	**(5.0%)**
Share of Results of Equity Accounted Investees - Core Activities	(4)	-	(4)	(4)	4	0	-	-
OPERATING RESULT (EBIT)	**969**	**112**	**1,080**	**971**	**77**	**1,048**	**(0.2%)**	**3.1%**
% Net revenue	*17.3%*	-	*19.2%*	*17.5%*	-	*18.9%*	-	-
Financial Result	(371)	(65)	(436)	(468)	-	(468)	(20.7%)	(6.8%)
PROFIT BEFORE TAX	**598**	**47**	**644**	**503**	**77**	**580**	**18.9%**	**11.0%**
% Net revenue	*10.7%*	-	*11.5%*	*9.1%*	-	*10.5%*	-	-
Income Tax Expense	(145)	(16)	(161)	(130)	(31)	(160)	11.5%	0.6%
% of pre-tax income	*24.2%*	-	*25.1%*	*25.8%*	-	*27.6%*	-	-
CONSOLIDATED PROFIT	**453**	**31**	**484**	**373**	**46**	**420**	**21.4%**	**15.2%**
Results Attributable to Non-Controlling Interests	(62)	(5)	(67)	(70)	(4)	(75)	(11.4%)	(10.7%)
GROUP PROFIT	**391**	**26**	**416**	**304**	**42**	**346**	**28.6%**	**20.2%**
% Net revenue	*7.0%*	-	*7.4%*	*5.5%*	-	*6.2%*	-	-

Q3 2026 Results - 24 - GRIFOLS

Q3'26 Business Update | Q3'26 Financial Performance | Final Remarks | **Annex**

Cash Flow | Q3 2026

In millions of euros (on a reported basis)	Q3 2026	Q3 2025	% vs PY
Reported Group Profit	**162**	**127**	**28%**
Depreciation and Amortization	114	103	11%
Net Provisions	57	(12)	(575%)
Other Adjustments and Other Changes in Working Capital	164	145	13%
Change in Operating Working Capital	(148)	(38)	289%
Changes in Inventories	*(29)*	*(26)*	12%
Change in Trade Receivables	*27*	*(13)*	(308%)
Change in Trade Payables	*(145)*	*2*	(7350%)
Net Cash Flow From Operating Activities	**349**	**325**	**7%**
Business Combinations and Investments in Group Companies	(19)	4	(575%)
CAPEX	(66)	(71)	(7%)
R&D/Other Intangible Assets	(44)	(38)	16%
Other Cash Inflow / (Outflow)	(12)	(17)	(29%)
Net Cash Flow From Investing Activities	**(141)**	**(122)**	16%
Free Cash Flow	**208**	**203**	**2%**
Issue / (Repayment) of Debt	(179)	(42)	326%
Capital Grants	-	(0)	100%
Dividends (Paid) / Received	(60)	(102)	(41%)
Other Cash Flows From / (Used in) Financing Activities	2	5	(60%)
Net Cash Flow From Financing Activities	**(237)**	**(139)**	**71%**
Total Cash Flow	**(29)**	**64**	**(145%)**
Cash and Cash Equivalents at the Beginning of the Period	513	559	(8%)
Effect of Exchange Rate Changes in Cash and Cash Equivalents	2	(2)	(200%)
Cash and Cash Equivalents at the End of the Period	**486**	**621**	**(22%)**

In million of Euros	Q3'26	Q3'25
Net Cash Flow From Operating Activities	**349**	**325**
Net Cash Flow From Investing Activities	**(141)**	**(121)**
Free Cash Flow pre-M&A	**208**	**203**

[1] *Statement of Cash Flow According IFRS-EU*

In million of Euros	Q3'26	Q3'25
EBITDA Adjusted	**538**	**482**
Changes in working capital	(148)	(38)
CAPEX	(85)	(70)
R&D and IT	(44)	(37)
Taxes	(31)	(52)
Interests	(65)	(55)
Others	43	(29)
Free Cash Flow pre-M&A	**208**	**203**

Free Cash Flow (FCF) = EBITDA Adjusted- Net Working Capital - CAPEX (as defined in the APM) - Others - Interest - Taxes. In the Consolidated Annual Accounts, this reconciles to Cash flow generation from operating and investing activities excluding impact from M&A and associated costs and expenses. Excludes lease payments, consistent with prior disclosed guidance.

Q3 2026 Results - 25 - GRIFOLS

Q3'26 Business Update | Q3'26 Financial Performance | Final Remarks | Annex

Cash Flow | YTD 2026

In millions of euros (on a reported basis)	2026 YTD	2025 YTD	% vs PY
Reported Group Profit	**390**	304	**28%**
Depreciation and Amortization	324	322	1%
Net Provisions	140	16	775%
Other Adjustments and Other Changes in Working Capital	58	171	(66%)
Change in Operating Working Capital	(226)	(196)	15%
Changes in Inventories	*(213)*	*(118)*	81%
Change in Trade Receivables	*(22)*	*(131)*	(83%)
Change in Trade Payables	*9*	*53*	(83%)
Net Cash Flow From Operating Activities	**686**	**617**	**11%**
Business Combinations and Investments in Group Companies	(38)	(102)	(63%)
CAPEX	(184)	(179)	3%
R&D/Other Intangible Assets	(135)	(109)	24%
Other Cash Inflow / (Outflow)	(31)	(37)	(16%)
Net Cash Flow From Investing Activities	**(388)**	**(429)**	(10%)
Free Cash Flow	**298**	**188**	**59%**
Issue / (Repayment) of Debt	(597)	(266)	124%
Capital Grants	-	3	(100%)
Dividends (Paid) / Received	(60)	(102)	(41%)
Other Cash Flows From / (Used in) Financing Activities	(5)	(89)	(94%)
Net Cash Flow From Financing Activities	**(662)**	**(454)**	**46%**
Total Cash Flow	**(363)**	**(266)**	**36%**
Cash and Cash Equivalents at the Beginning of the Period	825	980	(16%)
Effect of Exchange Rate Changes in Cash and Cash Equivalents	23	(93)	(125%)
Cash and Cash Equivalents at the End of the Period	**486**	**621**	**(22%)**

In million of Euros	2026 YTD	2025 YTD
Net Cash Flow From Operating Activities	**686**	**617**
Net Cash Flow From Investing Activities	**(388)**	**(429)**
Free Cash Flow pre-M&A	**298**	**188**

[1] *Statement of Cash Flow According IFRS-EU*

In million of Euros	2026 YTD	2025 YTD
EBITDA Adjusted	**1,392**	**1,358**
Changes in working capital	(226)	(196)
CAPEX	(222)	(281)
R&D and IT	(135)	(109)
Taxes	(94)	(99)
Interests	(332)	(345)
Others	(85)	(140)
Free Cash Flow pre-M&A	**298**	**188**

Free Cash Flow (FCF) = EBITDA Adjusted- Net Working Capital - CAPEX (as defined in the APM) - Others - Interest - Taxes. In the Consolidated Annual Accounts, this reconciles to Cash flow generation from operating and investing activities excluding impact from M&A and associated costs and expenses. Excludes lease payments, consistent with prior disclosed guidance.

Q3 2026 Results - 26 - GRIFOLS

Q3 2026 Results - 27 - Balance Sheet | Q3 2026 Q3’26 Business Update Q3’26 Financial Performance Final Remarks Annex In millions of euros Sept-26 Dec-25 8,243 7,603 120 120 911 911 4,433 4,185 Treasury Stock (129) (131) 390 402 Interim dividend - (102) 63 (114) 2,455 2,332 9,743 10,090 8,693 9,091 1,050 999 2,295 2,019 547 552 1,748 1,467 20,281 19,712 Other Current Liabilities Total Equity and Liabilities Other Comprehensive Income Non-Controllling Interests No-Current Liabilities Non-Current Financial Liabilities Other Non-Current Liabilities Share Premium Reserves Current Year Earnings Current Liabilities Current Financial Liabilities Capital Equity Equity and Liabilities In millions of euros Sept-26 Dec-25 14,934 14,638 10,795 10,493 3,187 3,120 109 97 370 512 473 416 5,345 5,074 2 - 3,469 3,296 78 83 1,001 769 209 36 100 65 486 825 20,281 19,712 Cash and Cash Equivalents Goodwill and Other Intangible Assets Property Plant & Equipment Assets Non- Current Assets Total Assets Current Assets Inventories Current Contract Assets Other Current Financial Assets Non-Current Contract Assets Held for Sale Trade and Other Receivables Investments in Equity Accounted Investees Non-Current Financial Assets Other Non-Current Assets Other Current Assets

Q3 2026 Results - 28 - EBIT to EBITDA and EBITDA Adjusted Q3’26 Business Update Q3’26 Financial Performance Final Remarks Annex In millions of euros YTD Q3'2025 Q2 2026 Q3 2025 Q3 2026 LTM FY 2025 969 972 392 326 251 271 354 1,240 1,243 324 321 114 107 104 129 103 453 450 Reported EBITDA 1,292 1,294 505 433 355 400 457 1,692 1,694 % Net revenue 23.0% 23.3% 24.8% 23.1% 20.9% 20.2% 24.5% 22.3% 22.5% Cash Restructuring costs 33 6 10 19 4 7 6 40 14 Transaction costs 27 19 15 3 9 11 7 38 29 Biotest Next Level Project 12 22 2 4 6 2 10 14 25 Others 4 13 8 (11) 8 2 2 8 15 Total Cash Adjustments 7 6 6 1 3 4 1 5 2 7 2 2 2 5 100 8 3 Non- cash Impairments 24 4 - 24 - 45 - 69 49 Total Non-Cash Adjustments 2 4 4 - 2 4 - 4 5 - 6 9 4 9 Total adjustments 9 9 6 4 3 4 3 9 2 7 6 7 2 5 169 132 Adjusted EBITDA 1,392 1,358 538 472 382 467 482 1,859 1,825 % Net revenue 24.8% 24.5% 26.4% 25.2% 22.4% 23.6% 25.8% 24.3% 24.3% YTD Q3'2026 Depreciation & Amortization OPERATING RESULT (EBIT) Q3 2026 Q1 2026 Q4 2025

Q3 2026 Results - 29 - Q3’26 Business Update Q3’26 Financial Performance Final Remarks Annex Leverage Ratio as per Credit Agreement In millions of euros except ratio Q3'26 Q2'26 Q1'26 Q4'25 Q3'25 Non-Current Financial Liabilities 8,693 8,808 9,080 9,091 9,093 Non-recurrent Lease Liabilities (IFRS16) (930) (928) (928) (969) (966) Current Financial Liabilities 547 548 589 552 595 Recurrent Lease Liabilities (IFRS16) (118) (117) (115) (113) (111) Cash and Cash Equivalents (486) (513) (702) (802) (621) Net Financial Debt as per Credit Agreement 7,706 7,798 7,924 7,759 7,990 In millions of euros except ratio LTM Q3'26 LTM Q2'26 LTM Q1'26 LTM Q4'25 LTM Q3'25 Profit attributable to the Parent 488 453 415 402 373 Profit attributable to non-controlling interest 90 88 81 98 85 Income tax expense 130 128 116 115 257 Finance result 532 533 613 628 629 OPERATING RESULT (EBIT) 1,240 1,202 1,225 1,243 1,344 Depreciation & Amortization 452 443 443 450 432 Reported EBITDA 1,692 1,645 1,668 1,693 1,776 IFRS 16 (120) (120) (119) (120) (117) Restructuring costs 40 36 17 14 8 Impairments and Others* 100 99 67 64 43 Transaction costs 38 30 30 29 28 Cost savings, operating improvements and synergies estimated on a "run rate" for the next 12 months 176 169 166 168 174 Share of profits assoc core activity 9 4 2 4 4 Total adjustments 243 218 163 159 140 Adjusted EBITDA as per Credit Agreement 1,935 1,863 1,831 1,852 1,916 Leverage Ratio as per Credit Agreement 3.98x 4.2x 4.3x 4.2x 4.2x

Q3 2026 Results - 30 - Leverage Ratio as per Reported EBITDA and Net Debt as per Balance Sheet Q3’26 Business Update Q3’26 Financial Performance Final Remarks Annex In millions of euros except the ratio Q3'26 Q2'26 Q1'26 Q4'25 Q3'25 Non-Current Financial Liabilities 8,693 8,808 9,080 9,091 9,093 Current Financial Liabilities 547 548 589 552 595 Cash and Cash Equivalents (486) (513) (702) (825) (621) Net Financial Debt 8,753 8,843 8,967 8,818 9,067 LTM Q3'26 LTM Q2'26 LTM Q1'26 LTM Q4'25 LTM Q3'25 OPERATING RESULT (EBIT) 1,240 1,202 1,225 1,243 1,344 Depreciation & Amortization (452) (443) (443) (450) (432) Reported EBITDA 1,692 1,645 1,668 1,693 1,776 Leverage Ratio Reported 5.2x 5.4x 5.4x 5.2x 5.1x

Q3 2026 Results - 31 - Net Secured Financial Debt Ratio as per Credit Agreement Q3’26 Business Update Q3’26 Financial Performance Final Remarks Annex In millions of euros except ratio. Q3'26 Q3'25 Amount of revolver drawn 220 - EIB debt principal outstanding - 74 Senior Debt Tranche B 3,002 2,199 Senior Secured Notes principal outstanding 2,100 3,340 Total Secured Debt 5,322 5,613 Cash and Cash Equivalents (486) (621) Net Secured Debt 4,836 4,992 Adjusted EBITDA as per Credit Agreement 1,935 1,916 Net secured leverage ratio as per Credit Agreement 2.5x 2.6x

Q3 2026 Results - 32 - NCI Contributions Note: Last Twelve Months figures (LTM). Q3’26 Business Update Q3’26 Financial Performance Final Remarks Annex In millions of euros GDS Biotest BPC Haema Profit after tax from continuing operations 131 (92) 28 16 Income tax expense (27) 83 (6) (11) Financial result 78 (53) - - Amortization and depreciation (44) (69) (6) (8) EBITDA 124 (53) 4 0 3 5 Impact IFRS16- Finance Leases (3) (12) (6) (5) Adjustments resulting of the credit agreement 3 15 - - EBITDA under the Credit Agreement 124 (48) 3 5 3 0 % of non-controlling interests 45.0% 19.2% 100.0% 100.0% EBITDA as per Credit Agreement definition Attributable to NCI 5 6 (9) 3 5 3 0 Cash and cash equivalents (1) (74) (5) (34) Financial (assets) or liabilities with Grifols (1,168) 751 - - Leasing liabilities 24 75 52 20 Loans and other financial liabilities 7 69 1 - Total Balance Sheet Net Financial Debt (1,138) 821 4 8 (14) Impact IFRS16- Finance Leases (24) (75) (52) (20) Total Net Financial Debt as per the Credit Agreement definition (1,162) 746 (4) (34) % of non-controlling interests 45.0% 19.2% 100.0% 100.0% Total Net Financial Debt as per Credit the Agreemnent definition attributable to non- controlling interests (NCI) (523) 143 (4) (34) LTM Q3 2026

Q3'26 Business Update | Q3'26 Financial Performance | Final Remarks | **Annex**

Net Revenues and Adjusted EBITDA Reconciliation at cc | Q3 2026

Variations due to the exchange rates mainly driven by EUR/USD: Q3'25: @1.16 vs Q3'26: @1.15

Net Revenues Reconciliation at cc | Q3 2026

In million euros	Q3 2026	Q3 2025	% Var
Reported Net Revenues	2,040	1,865	9.4%
Variation due to Exchange Rate Effects	(17)		
Net Revenues at Constant Currency	**2,023**	**1,865**	**8.4%**

In million euros	Q3 2026	Q3 2025	% Var
Reported Biopharma Net Revenues	1,803	1,620	11.3%
Variation due to Exchange Rate Effects	(16)		
Reported Biopharma Net Revenues at Constant Currency	**1,787**	**1,620**	**10.3%**

In million euros	Q3 2026	Q3 2025	% Var
Reported Diagnostic Net Revenues	147	147	(0.5%)
Variation due to Exchange Rate Effects	(1)		
Reported Diagnostic Net Revenues at Constant Currency	**146**	**147**	**(1.0%)**

In million euros	Q3 2026	Q3 2025	% Var
Reported Bio Supplies Net Revenues	46	39	18.5%
Variation due to Exchange Rate Effects	(0)		
Reported Bio Supplies Net Revenues at Constant Currency	**46**	**39**	**17.7%**

In million euros	Q3 2026	Q3 2025	% Var
Reported Others & Intersegments Net Revenues	44	60	(25.4%)
Variation due to Exchange Rate Effects	(0)		
Reported Other & Intersegments Net Revenues at Constant Currency	**44**	**60**	**(25.7%)**

In million euros	Q3 2026	Q3 2025	% Var
Reported U.S. + Canada Net Revenues	1,264	1,069	18.2%
Variation due to Exchange Rate Effects	(10)		
Reported U.S. + Canada Net Revenues at Constant Currency	**1,254**	**1,069**	**17.3%**

In million euros	Q3 2026	Q3 2025	% Var
Reported EU Net Revenues	408	395	3.3%
Variation due to Exchange Rate Effects	(1)		
Reported EU Net Revenues at Constant Currency	**407**	**395**	**3.1%**

In million euros	Q3 2026	Q3 2025	% Var
Reported ROW Net Revenues	368	402	(8.3%)
Variation due to Exchange Rate Effects	(6)		
Reported ROW Net Revenues at Constant Currency	**362**	**402**	**(9.9%)**

Adjusted EBITDA Reconciliation at cc | Q3 2026

In millions of euros	Q3 2026	Q3 2025	% Var
EBITDA Adjusted	538	482	11.6%
Variation due to Exchange Rate Effects	(9)		
EBITDA Adjusted at Constant Currency	**528**	**482**	**9,8%**

Q3 2026 Results - 33 - GRIFOLS

Q3'26 Business Update | Q3'26 Financial Performance | Final Remarks | **Annex**

Net Revenues and Adjusted EBITDA Reconciliation at cc | YTD 2026

Variations due to the exchange rates mainly driven by EUR/USD: YTD'25: @1.10 vs YTD'26: @1.16

Net Revenues Reconciliation at cc | YTD 2026

In million euros	**9M 2026**	**9M 2025**	**% Var**
Reported Net Revenues	5,614	5,542	1.3%
Variation due to Exchange Rate Effects	180		
Net Revenues at Constant Currency	**5,795**	**5,542**	**4.6%**

In million euros	**9M 2026**	**9M 2025**	**% Var**
Reported Biopharma Net Revenues	4,951	4,773	3.7%
Variation due to Exchange Rate Effects	161		
Reported Biopharma Net Revenues at Constant Currency	**5,112**	**4,773**	**7.1%**

In million euros	**9M 2026**	**9M 2025**	**% Var**
Reported Diagnostic Net Revenues	431	479	(10.0%)
Variation due to Exchange Rate Effects	15		
Reported Diagnostic Net Revenues at Constant Currency	**446**	**479**	**(7.0%)**

In million euros	**9M 2026**	**9M 2025**	**% Var**
Reported Bio Supplies Net Revenues	96	108	(10.6%)
Variation due to Exchange Rate Effects	3		
Reported Bio Supplies Net Revenues at Constant Currency	**99**	**108**	**(7.5%)**

In million euros	**9M 2026**	**9M 2025**	**% Var**
Reported Others & Intersegments Net Revenues	136	182	(25.3%)
Variation due to Exchange Rate Effects	1		
Reported Other & Intersegments Net Revenues at Constant Currency	**137**	**182**	**(24.5%)**

In million euros	**9M 2026**	**9M 2025**	**% Var**
Reported U.S. + Canada Net Revenues	3,322	3,162	5.1%
Variation due to Exchange Rate Effects	159		
Reported U.S. + Canada Net Revenues at Constant Currency	**3,481**	**3,162**	**10.1%**

In million euros	**9M 2026**	**9M 2025**	**% Var**
Reported EU Net Revenues	1,207	1,186	1.7%
Variation due to Exchange Rate Effects	1		
Reported EU Net Revenues at Constant Currency	**1,208**	**1,186**	**1.8%**

In million euros	**9M 2026**	**9M 2025**	**% Var**
Reported ROW Net Revenues	1,086	1,194	(9.1%)
Variation due to Exchange Rate Effects	20		
Reported ROW Net Revenues at Constant Currency	**1,106**	**1,194**	**(7.3%)**

Adjusted EBITDA Reconciliation at cc | YTD 2026

In millions of euros	**YTD 2026**	**YTD 2025**	**% Var**
EBITDA Adjusted	1,392	1,358	2.5%
Variation due to Exchange Rate Effects	34		
EBITDA Adjusted at Constant Currency	**1,426**	**1,358**	**5.0%**

Q3 2026 Results - 34 - GRIFOLS

Q3 2026 Results - 35 - CAPEX Reconciliation YTD 2026 Q3’26 Business Update Q3’26 Financial Performance Final Remarks Annex In million euros 9M 2026 9M 2025 Property, Plant & Equipment additions ("CAPEX reported in Consolidated Statements of Cash Flows") 184 179 Interest Capitalized 14 14 Total PP&E additions 198 193 Interest Capitalized (14) (14) Group Companies associates and business units 38 102 CAPEX reported in the Earnings Report 222 281

Q3 2026 Results - 36 - Investor Relations & Sustainability +34 93 571 02 21 investors@grifols.com sustainability@grifols.com inversores@grifols.com sostenibilidad@grifols.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  November 2, 2026